Exhibit (a)(1)

COMPANY NOTICE

TO HOLDERS OF

5.00% CONVERTIBLE SENIOR NOTES DUE 2025

ISSUED BY

TOREADOR RESOURCES CORPORATION

CUSIP Number:

891050AA4

891050AB2

Reference is made to the Indenture, dated as of September 27, 2005 (the “Indenture”) between Toreador Resources Corporation, a Delaware corporation (“Toreador,” the “Company” or “we”), and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (the “Trustee”), relating to the Company’s 5.00% Convertible Senior Notes due 2025 (the “Notes”).  Pursuant to Section 3.08 of the Indenture and paragraph 8 of the Notes, each holder (each, a “Holder”) of the Notes has an option to require the Company to purchase all or a portion of its Notes, in accordance with the terms, procedures and conditions outlined in the Indenture and the Notes, on October 1, 2010 (the “Repurchase Date”).

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture that, at the option of each Holder (the “Put Option”), the Notes will be purchased by the Company for a purchase price (the “Repurchase Price”) in cash equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, the Repurchase Date, upon the terms and subject to the conditions set forth in the Indenture, the Notes, this Company Notice and the related notice materials, as amended and supplemented from time to time (collectively, the “Option Documents”).  Holders may surrender their Notes from 9:00 a.m., New York City time, on September 2, 2010 through 5:00 p.m., New York City time, on September 30, 2010 (the “Expiration Date”).  In order to exercise the Put Option, a Holder must follow the procedures contained in the Option Documents.  This Company Notice is being sent pursuant to Section 3.08(b) of the Indenture and the provisions of the Notes.  All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

The Repurchase Date is an Interest Payment Date under the terms of the Indenture.  Accordingly, interest accrued up to the Repurchase Date will be paid to record holders as of the Record Date therefor, and we expect that there will be no accrued and unpaid interest due as part of the Repurchase Price.  The Record Date for the Repurchase Date is September 15, 2010.

The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through The Depository Trust Company (“DTC”) accounts and that there are no certificated Notes in non-global form.  Accordingly, all Notes surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC’s Automated Tender Offer Program, subject to the terms and conditions of that system.

To exercise your option to have the Company purchase the Notes and to receive payment of the Repurchase Price, you must validly deliver your Notes through DTC’s transmittal procedures prior to 5:00 p.m., New York City time, on the Expiration Date.  Notes surrendered for purchase may be withdrawn by the Holders of such Notes at any time prior to 5:00 p.m., New York City time, on the Expiration Date.  The right of Holders to surrender Notes for purchase pursuant to the Put Option expires at 5:00 p.m., New York City time, on the Expiration Date.

The Paying Agent is The Bank of New York Mellon.  The address of the Paying Agent is:

The Bank of New York Mellon

Corporate Trust Operations

Reorganization Unit

101 Barclay Street — 7 East

New York, N.Y.  10286

Attn: Ms. Diane Amoroso

Telephone:  (212)-815-2742

Fax: (212)-298-1915

Additional copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.

The date of this Company Notice is September 2, 2010.

TABLE OF CONTENTS

SUMMARY TERM SHEET			1

IMPORTANT INFORMATION CONCERNING THE PUT OPTION			4

1.	Information Concerning the Company		4

2.	Information Concerning the Notes		4

	2.1	The Company’s Obligation to Purchase the Notes	4
	2.2	Repurchase Price	5
	2.3	Conversion Rights of the Notes	5
	2.4	Market for the Notes and our Common Stock	6
	2.5	Optional Redemption	6
	2.6	Holder’s Right to Require Purchase Upon a Repurchase Event	7
	2.7	Ranking	7

3.	Procedures to Be Followed by Holders Electing to Surrender Notes for Purchase		7

	3.1	Method of Delivery	7
	3.2	Agreement to be Bound by the Terms of the Put Option	7
	3.3	Delivery of Notes	9

4.	Right of Withdrawal		10

5.	Payment for Surrendered Notes		11

6.	Notes Acquired		11

7.	Plans or Proposals of the Company		11

8.	Interests of Directors, Executive Officers and Affiliates of the Company in the Notes		12

9.	Legal Matters; Regulatory Approvals		12

10.	Purchases of Notes by the Company and Its Affiliates		12

11.	Certain U.S. Federal Income Tax Consequences		13

12.	Additional Information		15

13.	No Solicitations		16

14.	Definitions		16

15.	Conflicts		16

i

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and, if given or made, such information or representations must not be relied upon as having been authorized.  This Company Notice does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful.  The delivery of this Company Notice shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.  None of the Company, its Board of Directors or its employees is making any representation or recommendation to any Holder as to whether to exercise or refrain from exercising the Put Option.  You should consult your own financial and tax advisors, and you must make your own decision as to whether to exercise the Put Option and, if so, the amount of Notes for which to exercise the Put Option.

We and our affiliates, including our executive officers and directors, will be prohibited by Rule 13e-4(f)(6) and Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from purchasing any of the Notes outside of the Put Option for ten business days after the expiration of the Put Option.  Following that time, we expressly reserve the absolute right, in our sole discretion from time to time in the future to redeem the Notes, in whole or in part, and to purchase any of the Notes, whether or not any Notes are purchased by the Company pursuant to the Put Option, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Put Option and could be for cash or other consideration.  We cannot assure you as to which, if any, of these alternatives, or a combination thereof, we will pursue.

ii

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Put Option (as defined below).  To understand the Put Option fully and for a more detailed description of the terms of the Put Option, we urge you to read carefully the remainder of this Company Notice because the information in this summary is not complete and the remainder of this Company Notice contains additional important information.  We have included page references to direct you to a more detailed description of the topics in this summary.

Who is obligated to purchase my Notes?

Toreador Resources Corporation, a Delaware corporation (“Toreador”, the “Company” or “we”), is obligated, at your option (the “Put Option”), to purchase its 5.00% Convertible Senior Notes due 2025 (the “Notes”).  (See Page 4)

Why are you obligated to purchase my Notes?

The right of each holder (each, a “Holder”) of the Notes to require the Company to purchase the Notes pursuant to the Put Option is a term of the Notes under the Indenture, dated as of September 27, 2005 (the “Indenture”) between the Company and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (the “Trustee”) and has been a right of Holders from the time the Notes were issued.  We are required to repurchase the Notes of any Holder exercising the Put Option pursuant to the terms of the Notes and the Indenture.  (See Page 4)

What securities are you obligated to purchase?

We are obligated to purchase all of the Notes surrendered at the option of the Holder thereof.  As of August 30, 2010, there was $32,385,000 in aggregate principal amount of the Notes outstanding.  (See Page 4)

How much will you pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Notes, we will pay, in cash, a purchase price (the “Repurchase Price”) equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, October 1, 2010 (the “Repurchase Date”), with respect to any and all Notes validly surrendered for purchase and not withdrawn.  The Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or our Common Stock (as defined below).  The Repurchase Date is an Interest Payment Date under the terms of the Indenture.  Accordingly, interest accrued to the Repurchase Date will be paid to holders of record as of the Record Date, as defined in the Indenture, and we expect that there will be no accrued and unpaid interest due as part of the Repurchase Price.  (See Page 5)

How can I determine the market value of the Notes?

There currently is a limited trading market for the Notes.  To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on such factors as trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our Common Stock, our operating results and the market for similar securities.  Holders are urged to obtain current market information for the Notes, to the extent available, and our Common Stock (as defined below) before making any decision with respect to the Put Option.  Our common stock, $0.15625 par value per share (“Common Stock”), into which the Notes are convertible, is listed on the NASDAQ Global Market (the “NASDAQ”) under the symbol “TRGL.” On August 30, 2010, the closing sale price of our Common Stock on the NASDAQ was $8.02 per share.  (See Page 6)

Is the Company making any recommendation about the Put Option?

None of the Company or its Board of Directors or employees is making any recommendation as to whether you should exercise or refrain from exercising the Put Option.  You must make your own decision whether to exercise the Put Option and, if so, the amount of Notes for which to exercise the Put Option.  (See Page 5)

When does the Put Option expire?

The Put Option expires at 5:00 p.m., New York City time, on September 30, 2010 (the “Expiration Date”).  We will not extend the period that Holders have to exercise the Put Option unless required to do so by applicable law (including, but not limited to, the U.S. federal securities laws).  (See Page 4)

What are the conditions to the Company’s purchase of the Notes?

Provided that the Company’s purchase of validly surrendered Notes is not unlawful, the purchase will not be subject to any conditions other than satisfaction of the procedural requirements described in this Company Notice.  Delivery of Notes by book-entry transfer electronically through the Automated Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”) is a condition to the payment of the Repurchase Price to the Holder of such Notes.  (See Page 5)

How do I surrender my Notes?

To surrender your Notes for purchase pursuant to the Put Option, you must surrender the Notes through the transmittal procedures of DTC on or before 5:00 p.m., New York City time, on the Expiration Date.

Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Notes and instruct such nominee to surrender the Notes on the Holder’s behalf through the transmittal procedures of DTC on or before 5:00 p.m., New York City time, on the Expiration Date.

Holders who are DTC participants should surrender their Notes electronically through ATOP, subject to the terms and procedures of that system, on or before 5:00 p.m., New York City time, on the Expiration Date.

You bear the risk of untimely surrender of your Notes.  You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on the Expiration Date.  By surrendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Company Notice.  (See Pages 7-9)

If I exercise the Put Option, when will I receive payment for my Notes?

We will accept for payment all validly surrendered Notes promptly upon expiration of the Put Option.  We will, prior to 11:00 a.m., New York City time, on October 1, 2010, deposit with the Paying Agent the appropriate amount of cash required to pay the Repurchase Price for the surrendered Notes, and the Paying Agent will promptly distribute the cash to DTC, the sole record Holder.  DTC will thereafter distribute the cash to its participants in accordance with its procedures.  (See Page 11)

Your delivery of the Notes by book-entry transfer electronically through DTC’s ATOP system is a condition to your receipt of the Repurchase Price for such Notes.

Can I withdraw previously surrendered Notes?

Yes.  To withdraw previously surrendered Notes, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw your Notes prior to 5:00 p.m., New York City time, on the Expiration Date.

You bear the risk of untimely withdrawal of previously surrendered Notes.  You must allow sufficient time for completion of the DTC procedures before 5:00 p.m., New York City time, on the Expiration Date.  (See Page 10)

Do I need to do anything if I do not wish to exercise the Put Option?

No.  If you do not surrender your Notes before the expiration of the Put Option, we will not purchase your Notes in connection with the Put Option and such Notes will remain outstanding subject to their existing terms.  (See Page 5)

If I choose to surrender my Notes for purchase, do I have to surrender all of my Notes?

No.  You may surrender all of your Notes, a portion of your Notes or none of your Notes.  If you wish to surrender a portion of your Notes for purchase, however, you must surrender your Notes in integral multiples of $1,000.  (See Page 5)

If I do not surrender my Notes for purchase, will I continue to be able to exercise my conversion rights?

Yes.  If you do not surrender your Notes for purchase, your conversion rights will not be affected.  You will continue to have the right to convert each $1,000 principal amount of the Notes into shares of our Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Notes.  (See Pages 5-6)

If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Notes for purchase pursuant to the Put Option?

The receipt of cash in exchange for Notes pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes and you may recognize income, gain or loss.  We recommend that you consult with your tax advisor regarding the actual tax consequences to you.  (See Pages 13-15)

Who is the Paying Agent?

The Bank of New York Mellon is serving as Paying Agent in connection with the Put Option.  Its address and telephone and fax numbers are set forth on the front cover of this Company Notice.

Whom can I contact if I have questions about the Put Option?

Questions and requests for assistance in connection with the Put Option may be directed to the Paying Agent at the address and telephone and fax numbers set forth on the front cover of this Company Notice.

IMPORTANT INFORMATION CONCERNING THE PUT OPTION

1.                                       Information Concerning the Company.  Toreador Resources Corporation, a Delaware corporation (“Toreador,” the “Company” or “we”), is obligated to purchase its 5.00% Convertible Senior Notes due 2025 (the “Notes”) that have been surrendered for purchase pursuant to the Put Option (as defined below) and not withdrawn.  The Notes are convertible into shares of common stock, par value $0.15625 per share (the “Common Stock”), of the Company, subject to the terms, conditions and adjustments specified in the Indenture, dated as of September 27, 2005 (the “Indenture”) between the Company and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (the “Trustee”), and the Notes.  The Company is both the “filing person” and the “subject company.”

Toreador is an independent energy company engaged in the exploration and production of crude oil with interests in developed and undeveloped oil properties in the Paris Basin, France. We are currently focused on the development of our conventional fields and the exploitation of the prospective shale oil play within our Paris Basin acreage position.

Our principal executive offices are located at c/o Toreador Holding SAS, 9 rue Scribe, Paris, 75009, France and our main telephone number at that address is +33 1 47 03 34 24.  Our website address is www.toreador.net.  We have not incorporated by reference into this Company Notice the information included on or linked from our website, and you should not consider it to be a part of this Company Notice.

2.                                       Information Concerning the Notes.  On September 27, 2005, we issued $75,000,000 in aggregate principal amount of the Notes to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933, as amended.  We also granted the initial purchasers the option to purchase an additional $11,250,000 aggregate principal amount of the Notes to cover over-allotments.  The over-allotment option was exercised on September 30, 2005.  The total principal amount of the Notes issued was $86,250,000.

During 2008, we repurchased $6,000,000 face value of the Notes on the open market for $5,300,000. In 2009, we repurchased $25,700,000 face value of the Notes on the open market for $21,400,000. On February 1, 2010, we consummated a transaction in which, in exchange for (a) $22,231,000 principal amount of the outstanding Notes (the “Old Notes”) and (b) $9,400,000 cash, we issued $31,631,000 aggregate principal amount of our 8.00%/7.00% Convertible Senior Notes due 2025, and paid accrued and unpaid interest on the Old Notes.  As of August 30, 2010, there was $32,385,000 aggregate principal amount of the Notes outstanding.

Cash interest accrues on the Notes at the rate of 5.00% per annum and is payable semi-annually on April 1 and October 1 of each year (each, an “Interest Payment Date”) to the person in whose name a Note is registered at the close of business on the preceding March 15 or September 15 (each, a “Record Date”), as the case may be.  The Notes mature on October 1, 2025.

2.1                                 The Company’s Obligation to Purchase the Notes.  Pursuant to the terms of the Notes and the Indenture, we are obligated to purchase all of the Notes validly surrendered and not withdrawn, at the Holder’s option (the “Put Option”), on October 1, 2010 (the “Repurchase Date”).

The Put Option will expire at 5:00 p.m., New York City time, on September 30, 2010 (the “Expiration Date”).  We will not extend the period that Holders have to exercise the Put Option unless required to do so by applicable law (including, but not limited to, the federal securities laws).

The purchase by the Company of validly surrendered Notes is not subject to any conditions other than that the Company’s purchase is not unlawful and satisfaction of the procedural requirements described in this Company Notice.

If any Notes remain outstanding following the expiration of the Put Option, the Company will become obligated to purchase the Notes, at the option of the Holders, in whole or in part, on October 1, 2015 and October 1, 2020, in each case at a purchase price in cash equal to the principal amount thereof plus accrued and unpaid interest, if any, to, but not including, the purchase date thereof.

2.2                                 Repurchase Price.  Pursuant to terms of the Indenture and the Notes, the purchase price to be paid by the Company for the Notes on the Repurchase Date is equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, the Repurchase Date (the “Repurchase Price”).  The Repurchase Date is an Interest Payment Date under the terms of the Indenture.  Accordingly, interest accrued to the Repurchase Date will be paid to record holders as of the Record Date, and we expect that there will be no accrued and unpaid interest due as part of the Repurchase Price.  We have determined that the Purchase Price will be paid in cash with respect to any and all Notes validly surrendered for purchase (and not thereafter withdrawn) prior to 5:00 p.m., New York City time, on the Expiration Date.  Notes surrendered for purchase will be accepted only in integral multiples of $1,000.  Delivery of the Notes by book-entry transfer to the account maintained by the Paying Agent with The Depository Trust Company (“DTC”) is a condition to the payment of the Repurchase Price to the Holder of such Notes.

The Repurchase Price is based solely on the requirements of the Indenture and the Notes and does not necessarily bear any relationship to the market price of the Notes or our Common Stock.  Thus, the Repurchase Price may be significantly higher or lower than the current market price of the Notes.  Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and our Common Stock before making a decision whether to surrender their Notes for purchase.

None of the Company or our Board of Directors or employees is making any recommendation to Holders as to whether to exercise or refrain from exercising the Put Option.  Each Holder must make its own decision whether to exercise the Put Option and, if so, the principal amount of Notes for which to exercise the Put Option based on such Holder’s assessment of the current market value of the Notes and our Common Stock and other relevant factors.

We recommend that you also consult with your tax and financial advisors with respect to the tax consequences of exercising the Put Option, including the applicability and effect of any U.S. federal, state and local law and any non-U.S. tax consequences in light of your own particular circumstances.

2.3                                 Conversion Rights of the Notes.  The Notes are convertible into shares of our Common Stock, in accordance with and subject to the terms of the Indenture and the Notes.  The conversion rate of the Notes is 23.3596 shares of Common Stock per $1,000 principal amount of the Notes.  The Paying Agent is currently acting as Conversion Agent for the Notes.  The Conversion Agent can be contacted at the address and telephone and fax numbers set forth on the front cover of this Company Notice.

Holders who do not surrender their Notes for purchase pursuant to the Put Option, or who validly withdraw a surrender of their Notes in compliance with the withdrawal procedures described in Section 4 of this Company Notice, will retain the right to convert their Notes into Common Stock subject to the terms, conditions and adjustments specified in the Indenture and the Notes.  If a Holder validly surrenders its Notes for purchase pursuant to the Put Option and the Holder subsequently wishes to convert such Notes pursuant to the Indenture, the Holder may not convert its surrendered Notes unless such Holder validly withdraws the Notes in compliance with the procedures described in Section 4 of this Company Notice or if there is a Default in the payment of the Repurchase Price.

2.4                                 Market for the Notes and our Common Stock.  There currently is a limited trading market for the Notes.  To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on such factors as trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our Common Stock, our operating results and the market for similar securities.  A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a larger float.  Consequently, our purchase of the Notes, if any, pursuant to the Put Option may reduce the float and may negatively affect the liquidity, market value and price volatility of the Notes that remain outstanding following the Put Option.

Our Common Stock, into which the Notes are convertible, is listed on the NASDAQ Global Market (the “NASDAQ”) under the symbol “TRGL.” The following table shows, for the periods indicated, the high and low sales prices per share of our Common Stock as reported by the NASDAQ:

	High	Low
2010:
Third Quarter (through August 30, 2010)	$8.47	$5.32
Second Quarter	$9.84	$5.31
First Quarter	$13.69	$7.87

2009
Fourth Quarter	$11.58	$7.66
Third Quarter	$10.79	$4.50
Second Quarter	$7.26	$2.39
First Quarter	$4.74	$1.96

2008:
Fourth Quarter	$9.67	$2.84
Third Quarter	$10.15	$6.45
Second Quarter	$10.49	$7.40
First Quarter	$10.58	$6.15

On August 30, 2010, the closing sale price of our Common Stock, as reported by the NASDAQ, was $8.02 per share.  As of August 30, 2010, there were 25,764,345 shares of Common Stock outstanding.

The Holders of Notes are not entitled to dividends.  Upon conversion into Common Stock, the Holders will be entitled to dividends, if any, paid to holders of Common Stock.  The Company historically has not paid dividends on its Common Stock.

We urge you to obtain current market information for the Notes, to the extent available, and our Common Stock before making any decision whether to exercise or refrain from exercising the Put Option.

2.5                                 Optional Redemption.  Pursuant to the Indenture, we have been permitted to redeem the Notes, in whole or in part, since October 6, 2008, and prior to October 1, 2010, for cash at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but not including, the date fixed for redemption, if the closing price of our Common Stock exceeds 130% of the conversion price for at least 20 Trading Days in any consecutive 30 Trading Day-period ending on the Trading Day prior to the date of the mailing of the relevant notice of redemption as provided for in the Indenture and the Notes.  On or after October 1, 2010, we may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but not including, the date fixed for redemption, irrespective of the price of our Common Stock as provided for in the Indenture and the Notes.  However, effective on the date of this Company Notice, we and our affiliates, including our executive officers and directors, are prohibited under applicable U.S. federal securities laws from purchasing or redeeming Notes (or the right to purchase or redeem Notes) other than through the Put Option until at least the tenth business day after the Repurchase Date.  (See Page 12).

2.6                                 Holder’s Right to Require Purchase Upon a Fundamental Change.  Each Holder may require us to purchase all or any part of its Notes if there is a Fundamental Change (as defined in the Indenture) at a purchase price in cash equal to the principal amount of Notes to be redeemed plus any accrued and unpaid interest to, but not including, the purchase date.

2.7                                 Ranking.  The Notes are our senior unsecured obligations and rank equal in right of payment with all our other existing and future indebtedness and senior to any of our subordinated indebtedness.   The Notes are effectively subordinated to all our existing and future secured debt, to the extent of the security for such secured debt.  The Notes are not guaranteed by any of our subsidiaries and, accordingly, the Notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries.

3.                                       Procedures to Be Followed by Holders Electing to Surrender Notes for Purchase.  Holders will not be entitled to receive the Repurchase Price for their Notes unless they validly surrender (and do not thereafter withdraw) the Notes (together with any necessary endorsements) to the Paying Agent on or before 5:00 p.m., New York City time, on the Expiration Date.  Only registered Holders are authorized to surrender their Notes for purchase.  Holders may surrender some or all of their Notes; however, any Notes surrendered must be in integral multiples of $1,000.

If Holders do not validly surrender their Notes on or before 5:00 p.m., New York City time, on the Expiration Date or if they withdraw validly surrendered Notes before 5:00 p.m., New York City time, on the Expiration Date, their Notes will not be purchased and will remain outstanding subject to the existing terms of the Notes and the Indenture.

You will not be required to pay any commission to us, DTC or the Paying Agent in connection with your Put Option.  However, there may be commissions you need to pay your broker in connection with the surrender of the Notes.

3.1                                 Method of Delivery.  The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form.  Accordingly, all Notes surrendered for purchase hereunder must be delivered through DTC’s Automated Tender Offer Program (“ATOP”), subject to the terms and conditions of that system.

This Company Notice constitutes the Company’s notice of repurchase right described in the Indenture and delivery of the Notes via ATOP will satisfy the Holders’ requirement for physical delivery of a Purchase Notice as defined and described in the Indenture.  Delivery of Notes, including delivery and acceptance through ATOP, is at the election and risk of the person surrendering such Notes.

3.2                                 Agreement to be Bound by the Terms of the Put Option.  By surrendering Notes through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

•                   such Notes shall be purchased as of the Repurchase Date pursuant to the terms and conditions set forth in this Company Notice;

•                   such Holder agrees to all of the terms of this Company Notice;

•                   such Holder has received this Company Notice and acknowledges that this Company Notice provides the notices required pursuant to the Indenture;

•                   upon the terms and subject to the conditions set forth in this Company Notice, the Indenture and the Notes, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company all right, title and interest in and to all the Notes surrendered, (ii) waives any and all rights with respect to the Notes (including, without limitation, any existing or past defaults and their consequences), (iii) releases and discharges the Company and its directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes that such Holder surrenders for repurchase, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any conversion, redemption or defeasance of the Notes that such Holder surrenders for repurchase, and (iv) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Notes on the account books maintained by DTC, together with all necessary evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Repurchase Price of any surrendered Notes that are purchased by the Company), all in accordance with the terms set forth in this Company Notice;

•                   such Holder represents and warrants that such Holder (i) owns the Notes surrendered and is entitled to surrender such Notes and (ii) has full power and authority to surrender, sell, assign and transfer the Notes surrendered hereby and that, when such Notes are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances of any kind and not subject to any adverse claim or right;

•                   such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes surrendered;

•                   such Holder understands that all Notes properly surrendered for purchase (and not thereafter withdrawn) prior to 5:00 p.m., New York City time, on the Expiration Date will be purchased at the Repurchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Notes and the other Option Documents;

•                   payment for Notes purchased pursuant to the Company Notice will be made by deposit of the Repurchase Price for such Notes with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

•                   surrenders of Notes may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Company Notice at any time prior to 5:00 p.m., New York City time, on the Expiration Date;

•                   all authority conferred or agreed to be conferred pursuant to the terms of the Put Option hereby shall survive the death or incapacity of the Holder and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•                   the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

•                   all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Notes pursuant to the procedures described in this Company Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties.

3.3                                 Delivery of Notes.

Notes Held Through a Custodian.  A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender its Notes and instruct such nominee to surrender the Notes for purchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below in “Notes in Global Form” on or prior to 5:00 p.m., New York City time, on the Expiration Date.

Notes in Global Form.  A Holder who is a DTC participant may elect to surrender to the Company its beneficial interest in the Notes by:

•                   delivering to the Paying Agent’s account at DTC through DTC’s book-entry system its beneficial interest in the Notes on or prior to 5:00 p.m., New York City time, on the Expiration Date; and

•                   electronically transmitting its acceptance through DTC’s ATOP system, subject to the terms and procedures of that system, on or prior to 5:00 p.m., New York City time, on the Expiration Date.  Upon receipt of such Holder’s acceptance through ATOP, DTC will edit and verify the acceptance and send an agent’s message to the Paying Agent for its acceptance.  The term “agent’s message” means a message transmitted by DTC to, and received by, the Paying Agent, which states that DTC has received an express acknowledgment from the participant in DTC described in that agent’s message, stating the principal amount of Notes that have been surrendered by such participant under the Put Option and that such participant has received and agrees to be bound by the terms of the Put Option, including those set forth in Section 3.2 of this Company Notice.

In surrendering through ATOP, the electronic instructions sent to DTC by the Holder (or by a broker, dealer, commercial bank, trust company or other nominee on the Holder’s behalf), and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of, and agreement to be bound by, the terms of the Put Option, including those set forth in Section 3.2 of this Company Notice.

You bear the risk of untimely surrender of your Notes.  You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on the Expiration Date.

Unless we default in making payment of the Repurchase Price, interest on Notes validly surrendered for purchase will cease to accrue on and after the Repurchase Date, whether or not such Notes are delivered to the Paying Agent, and immediately after the Repurchase Date all rights (other than the right to receive the Repurchase Price upon delivery of the Notes) of the Holder of such Notes will terminate.

4.                                       Right of Withdrawal.  You are entitled to withdraw at your election in the Purchase Notice if the Paying Agent receives, at any time prior to 5:00 p.m., New York City time, on the Expiration Date, or such longer period as may be required by law, a letter, or telegram, telex or facsimile transmission (receipt of which is confirmed and promptly followed by a letter) setting forth:

•                   the name of the Holder;

•                   a statement that such Holder is withdrawing its election to have the Notes purchased by the Company on such Repurchase Date pursuant to a purchase at Holder’s option,

•                   the certificate number of such Notes to be so withdrawn (if such Notes are in the form of physical securities),

•                   the principal amount of the Notes of such Holder to be so withdrawn, which amount must be $1,000 or an integral multiple thereof and

•                   the principal amount, if any, of the Notes of such Holder that remain subject to the Purchase Notice delivered by such Holder in accordance with the Indenture, which amount must be $1,000 or an integral multiple thereof.

Notes surrendered for purchase may be withdrawn at any time if withdrawn in sufficient time to allow DTC to withdraw those Notes prior to 5:00 p.m., New York City time, on the Expiration Date.  In order to withdraw Notes, Holders (or such Holders’ broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC.  This means a Holder must deliver, or cause to be delivered, a valid withdrawal request through the ATOP system from the tendering DTC participant in sufficient time to allow DTC to withdraw those Notes before 5:00 p.m., New York City time, on the Expiration Date.  The withdrawal notice must:

•                   specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Notes were tendered and such participant’s account number at DTC to be credited with the withdrawn Notes;

•                   contain a description of the Notes to be withdrawn (including the principal amount to be withdrawn); and

•                   be submitted through the DTC ATOP system by such participant under the same name as the participant’s name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Notes.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

Holders may withdraw any Notes previously delivered to the Paying Agent and not yet accepted for payment after the expiration of 40 business days from the date of this Company Notice.

5.                                       Payment for Surrendered Notes.  We will, prior to 11:00 a.m., New York City time, on the Repurchase Date, deposit with the Paying Agent the appropriate amount of cash required to pay the Repurchase Price for the surrendered Notes, and the Paying Agent will promptly thereafter cause the cash to be distributed to each record Holder that has validly delivered its Notes (and not validly withdrawn such delivery) prior to 5:00 p.m., New York City time, on the Expiration Date.  Your delivery of the Notes by book-entry transfer electronically through DTC’s ATOP system is a condition to your receipt of the Repurchase Price for such Notes.

The total amount of funds required by us to purchase all of the Notes is $32,385,000 (assuming that all of the Notes are validly surrendered for purchase and accepted for payment).  In the event any Notes are surrendered and accepted for payment, we intend to use cash on hand to purchase the Notes.  We do not have any alternative financing plans.

The Repurchase Price for any Notes as to which a Purchase Notice has been given and not withdrawn will be paid no more than three Business Days following the later of the Repurchase Date and the time such Notes (together with any necessary endorsements) are surrendered to the Paying Agent.

6.                                       Notes Acquired.  Any Notes purchased by us pursuant to the Put Option will be canceled by the Trustee, pursuant to the terms of the Indenture.

7.                                       Plans or Proposals of the Company.  As previously announced, the Company continuously reviews strategic alternatives available to the Company to enhance shareholder value.  There can be no assurance that the Company will be successful in identifying any such opportunities and/or consummating a transaction.  Except as described in our filings with the SEC, we currently have no plans which would be material to a Holder’s decision to exercise the Put Option, which relate to or which would result in:

•                   any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•                   any purchase, sale or transfer of a material amount of our assets or those of any of our subsidiaries;

•                   any material change in our present dividend rate or policy, indebtedness or capitalization;

•                   any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on our board of directors;

•                   any other material change in our corporate structure or business;

•                   any class of our equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•                   any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•                   the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•                       the acquisition by any person of additional securities of ours, or the disposition of our securities; or

•                       any changes in our charter, bylaws or other governing instruments, or other actions that could impede the acquisition of control of us.

8.             Interests of Directors, Executive Officers and Affiliates of the Company in the Notes.  Neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors or any “associate” or subsidiary of any such person, has any beneficial interest in the Notes, or has engaged in any transaction in the Notes during the 60 days preceding the date of this Company Notice.  A list of our executive officers and directors is attached to this Company Notice as Schedule A.  The term “associate” is used as defined in Rule 12b-2 under the Exchange Act.

Certain of our directors and executive officers are participants in ordinary course equity compensation plans and arrangements involving our Common Stock, as disclosed by us prior to the date hereof.  Except as described in the previous sentence, neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Put Option or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

9.             Legal Matters; Regulatory Approvals.  We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the Put Option, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition of the Notes as described in this Company Notice.  Should any approval or other action be required, we presently intend to seek the approval or take the action.  However, we cannot assure you that we would be able to obtain any required approval or take any other required action.

10.           Purchases of Notes by the Company and Its Affiliates.  The Company made no purchases of the Notes during the 60 days preceding the date of this Company Notice.

Effective on the date of this Company Notice, we and our affiliates, including our executive officers and directors, are prohibited under applicable U.S. federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Put Option until at least the tenth business day after the Repurchase Date.  Following such time, if any Notes remain outstanding, we may exercise our right to redeem such Notes, in whole or in part, and we and our affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Price, or which may be paid in cash or other consideration.  Any decision to purchase Notes after the Repurchase Date, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes delivered for purchase pursuant to the Put Option, the market price of our Common Stock, our business and financial position, and general economic and market conditions.  Any such purchase may be on the same terms or on terms more or less favorable to the Holders of the Notes than the terms of the Put Option as described in this Company Notice.

11.           Certain U.S. Federal Income Tax Consequences.

TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS NOTICE IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS OF NOTES FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDERS UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”); (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS OF NOTES SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a discussion of certain U.S. federal income tax consequences that may be relevant to U.S. Holders or Non-U.S. Holders (each as defined below) who surrender Notes for purchase pursuant to the Put Option.  For this purpose, a “holder” means a beneficial owner of a Note; a “U.S. Holder” means a holder that, for U.S. federal income tax purposes, is (i) a citizen or resident alien individual of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it either (x) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person; and a “Non-U.S. Holder” means a holder that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust and, in each case, is not a U.S. Holder.

If an entity treated as a partnership for U.S. federal income tax purposes holds a Note, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and the partner.  Any such entity or partner thereof should consult its tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of surrendering a Note for purchase pursuant to the Put Option.

This discussion deals only with holders who hold Notes as capital assets (generally, property held for investment).  This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of its own particular circumstances, nor does it deal with special situations, such as:

1.               holders who are subject to special tax treatment, such as dealers in securities or currencies, banks, insurance companies, retirement plans, tax-exempt entities, partnerships, regulated investment companies, real estate investment trusts, U.S. Holders whose “functional currency” is not the U.S. dollar, traders in securities that elect to use a mark-to-market method of accounting, certain former citizens or residents of the United States, foreign governmental entities, international organizations, controlled foreign corporations and passive foreign investment companies;

2.               Notes held as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

3.               any alternative minimum tax consequences; or

4.               any state, local or non-U.S. tax consequences.

This discussion is based upon the provisions of the Code, Treasury regulations, rulings, other administrative guidance and judicial decisions, all as of the date hereof.  Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

WE RECOMMEND THAT EACH HOLDER CONSULT ITS OWN TAX ADVISOR AS TO THE U.S. FEDERAL, STATE AND LOCAL, AND ANY NON-U.S. TAX CONSEQUENCES TO IT IN LIGHT OF ITS OWN PARTICULAR CIRCUMSTANCES.

U.S. Holders

Surrender of Notes for Purchase.  The surrender of any Note by a U.S. Holder for purchase pursuant to the Put Option generally will be treated as a taxable sale of the Note for U.S. federal income tax purposes.  Such U.S. Holder generally will recognize gain or loss upon such sale equal to the difference between (i) the cash received by such U.S. Holder in consideration for the surrender of the Note and (ii) such U.S. Holder’s adjusted tax basis in the Note at the time of sale.  A U.S. Holder’s adjusted tax basis in a Note will generally be equal to the cost of the Note to such U.S. Holder, increased by the amount of any market discount such U.S. Holder elected to include in income with respect to the Note (as described below).  A U.S. Holder that acquired a Note at premium should consult its tax advisor regarding the U.S. federal income tax consequences of surrendering the Note for purchase pursuant to the Put Option.

Any such gain or loss recognized generally will be capital gain or loss, subject to the market discount rules described below.  Capital gains of individuals and certain other non-corporate taxpayers from the sale of capital assets held for more than one year at the time of sale generally are eligible for a reduced tax rate.  Limitations apply to the deduction of capital losses.

If a U.S. Holder acquired a Note at a market discount, any gain recognized by such U.S. Holder from the surrender of such Note for purchase pursuant to the Put Option generally will be treated as ordinary income, rather than capital gain, to the extent of the market discount which has not previously been included in income by such U.S. Holder and is treated as having accrued on such Note at the time of such purchase.  Subject to a de minimis exception, the “market discount” on a Note is the excess, if any, of the stated principal amount of the Note over the U.S. Holder’s original basis in the Note, which is generally equal to the amount the U.S. Holder paid for the Note.  Generally, market discount would be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elected to accrue such market discount on a constant interest rate method.  If a U.S. Holder elected to include any market discount on a Note in income currently as it accrues, on either a ratable or constant interest rate method, such U.S. Holder’s basis in the Note would be increased to reflect the amount of income so included.

Information Reporting and Backup Withholding.  In general, information reporting requirements will apply to the amount paid to a U.S. Holder in consideration for the surrender of a Note for purchase pursuant to the Put Option, unless such U.S. Holder is an exempt recipient (such as a corporation).  A U.S. Holder may also be subject to backup withholding on such payment unless the U.S. Holder (i) provides a correct U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements or (ii) is a corporation or other exempt recipient and, if required, provides a certification to such effect.  Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is furnished on a timely basis to the Internal Revenue Service (“IRS”).

Non-U.S. Holders

Surrender of Notes for Purchase.  Subject to the discussion of backup withholding below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain recognized on the surrender of a Note for purchase pursuant to the Put Option unless:

1.               such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the tender and certain other conditions are met;

2.               such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, in which case such Non-U.S. Holder generally will be subject to U.S. federal income tax on a net income basis in substantially the same manner as a U.S. Holder (except as provided by an applicable income tax treaty) and, if it is a corporation, may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable income tax treaty); or

3.               Toreador is or has been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes during the Non-U.S. Holder’s holding period for the Notes and certain other conditions are met.

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes).  Toreador does not believe that it has been a USRPHC for any year during which the Notes have been outstanding, nor does it presently anticipate that it will be a USRPHC for the current year.

Information Reporting and Backup Withholding.  Payments to a Non-U.S. Holder in consideration for the surrender of the Notes for purchase pursuant to the Put Option made through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury that it is not a U.S. person or otherwise establishes an exemption.  Any such payments made through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting, but not backup withholding, unless the broker has evidence in its records that the payee is not a U.S. person and has no knowledge or reason to know to the contrary.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is furnished on a timely basis to the IRS.

12.           Additional Information.  This Company Notice is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC.  This Company Notice does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO.  We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision as to whether to exercise or refrain from exercising the Put Option:

Filing	Date(s) Filed
Quarterly Report on Form 10-Q for the quarter ended June 30, 2010	August 9, 2010
Annual Report on Form 10-K for the year ended December 31, 2009	March 16, 2010
Quarterly Report on Form 10-Q for the quarter ended March 31, 2010	May 10, 2010
Current Reports on Form 8-K	May 10, 2010
May 13, 2010
May 27, 2010
June 7, 2010
June 28, 2010
Definitive Proxy Statement	May 3, 2010

We also recommend that you review all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Company Notice and before 5:00 p.m., New York City time, on the Expiration Date.  Notwithstanding the foregoing, information furnished but not filed in any current report on Form 8-K, including the related exhibits, is not deemed referenced herein.

These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C.  20549.  You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.  Our SEC filings also are available to the public on the SEC’s Internet site at www.sec.gov.

Each person to whom a copy of this Company Notice is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing us at Toreador Resources Corporation, 13760 Noel Road, Suite 1100, Dallas, TX 75240-1383, (214) 559-3933.

As you read the documents listed above, you may find some inconsistencies in information from one document to another.  If you find inconsistencies between the documents, or between a document and this Company Notice, you should rely on the statements made in the most recent document.

In making your decision as to whether to exercise the Put Option, you should read the information about us contained in this Company Notice together with the information contained in the documents to which we have referred you.

13.           No Solicitations.  We have not employed or retained any persons to make solicitations or recommendations in connection with the Put Option.

14.           Definitions.  All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture or the Notes, as applicable.

15.           Conflicts.  In the event of any conflict between this Company Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

None of the Company or our Board of Directors or employees is making any recommendation to any Holder as to whether to exercise or refrain from exercising the Put Option.  Each Holder must make its own decision whether to exercise the Put Option and, if so, the principal amount of Notes for which to exercise the Put Option based on its own assessment of current market value and other relevant factors.

TOREADOR RESOURCES CORPORATION

SCHEDULE A

INFORMATION ABOUT THE EXECUTIVE OFFICERS

AND DIRECTORS OF THE COMPANY

The table below sets forth information about our executive officers and directors as of August 30, 2010.  To the best of our knowledge after making reasonable inquiry, none of our executive officers or directors has beneficial ownership in the Notes.

Name	Position
Craig McKenzie	Chief Executive Office and Director
Marc Sengès	Chief Financial Officer
Julien Balkany	Director
Bernard de Combret	Director
Peter J. Hill	Director
Adam Kroloff	Director
Ian Vann	Director
Herbert C. Williamson III	Director

The business address and telephone number of each executive officer and director is Toreador Resources Corporation, c/o Toreador Holding SAS, 9 rue Scribe, Paris 75009, France, +33 1 47 03 34 24.